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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2001


                                Sulzer Medica Ltd
                                -----------------
                 (Translation of Registrant's Name Into English)

                                Zurcherstrasse 12
                                 8401 Winterthur
                                   Switzerland
                                   -----------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X       Form 40-F
                                    ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           YES         No X
                               ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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         Sulzer Medica Ltd is filing this Report on Form 6-K to furnish the attached press release that was made public in Switzerland on March 26, 2001.

         The Company hereby incorporates by reference this Report on Form 6-K into the Prospectus, dated February 5, 1998, which forms a part of the Company's Registration Statement on Form S-8 (Registration No. 333-8300), and the Prospectus, dated January 12, 2001, which forms a part of the Company's Registration Statement on Form S-8 (Registration No.333-53594).

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SULZER MEDICA LTD


Date: March 28, 2001                   /s/ David S. Wise
                                       -----------------------------
                                       David S. Wise
                                       Authorized Representative



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PRESS RELEASE
Winterthur, March 26, 2001
Page 1 of 2

Max Link appointed  Chairman of Sulzer Medica

UELI ROOST RESIGNS AS CHAIRMAN OF THE BOARD OF SULZER MEDICA

UELI ROOST IS RESIGNING WITH IMMEDIATE EFFECT AS CHAIRMAN OF THE BOARD OF SULZER MEDICA AND OF SULZER TO OFFER BOTH COMPANIES THE GREATEST POSSIBLE FLEXIBILITY IN THE CURRENT PHASE OF RE-ALIGNMENT AND TRANSITION. SUCCEEDING HIM, FORMER VICE-CHAIRMAN MAX LINK BECOMES CHAIRMAN OF SULZER MEDICA.


Ueli Roost, who had been Chairman of the Board both of Sulzer Medica and Sulzer, has decided to resign. "I am personally clearly identified with the failure of last year's proposed reintegration of Sulzer and Sulzer Medica and, therefore, I believe that my resignation is in the best interest of the companies," explained Ueli Roost. The Board of Sulzer Medica expresses its thanks to Ueli Roost for his contributions to the company.

Dr. Max Link, the current Vice-Chairman of the Board at Sulzer Medica, will assume the responsibilities as Chairman with immediate effect. The internationally experienced expert in the medical device and drug industry has been a member of the Board since the IPO in 1997. Since 1994 Max Link has been serving as member of the Boards of a number of pharmaceutical and biotech companies. Previously, the Swiss native who lives in Zurich and New York had been CEO of Corange Ltd., following a more than 20 year career at Sandoz, where he also had been Chairman and CEO of Sandoz Pharma as well as CEO of all Sandoz operations in the United States.

At the time of the separation from Sulzer, which is foreseen for the 3. Quarter this year, the shareholders will elect a renewed Board of Directors of Sulzer Medica at an extraordinary general meeting.

Headquartered in Winterthur, Switzerland, Sulzer Medica develops, manufactures and markets implantable medical devices and biological products for cardiovascular and orthopedic markets worldwide. The Company's product offering includes joint prostheses, spinal implants, dental implants, trauma surgery products, heart valves, and vascular grafts (Swiss Stock Exchange: SMEN; NYSE:
SM).

THE SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT 1995

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statements made herein.

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PRESS RELEASE
Winterthur, March 26, 2001
Page 2 of 2 /  Ueli Roost resigns as Chairman of the Board of Sulzer Medica

For more information, please contact:
Henner Alms, phone +41 52 262 71 50, fax +41 52 262 00 59
E-mail: press-relations@sulzermedica.com

For Investor Relations:
Gabriele Weiher, phone +41 52 262 45 11, fax +41 52 262 00 23
E-mail: gabriele.weiher@sulzer.com

For Investor Relations in the US:
Jim Johnson, phone +1 713 561 63 76, fax +1 713 561 63 80
E-mail: jim.johnson@smedica.com

The press release is available on internet:
www.sulzermedica.com/media/mainpage.htm